UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Manual for the Extraordinary General Meeting

of January 31st, 2019

MANUAL FOR PARTICIPATION IN THE GENERAL MEETING OF SHAREHOLDERS

EXTRAORDINARY GENERAL MEETING OF JANUARY, 31st, 2019

Manual for the Extraordinary General Meeting

of January 31st, 2019

Manual Index

1. Message from the Chairman of the Board of Directors	3
2. Message from the CEO	4
3. Guidelines for Participation in the Meeting	5
Shareholders in Attendance	5
Shareholder Represented by an Attorney in Fact	6
- Form of Power of Attorney	8
Holders of ADRs	9
4. Call Notice	10
Extraordinary General Meeting	10
General Information	10
5. Proposal by the Administration	13
I. To elect a new member of the Board of Directors	13
6. Clarifications	14

Manual for the Extraordinary General Meeting

of January 31st, 2019

  Message from the Chairman of the Board of Directors

Dear shareholder,

On behalf of the Board of Directors of CPFL Energia S.A. (“Company”), I have the honor to invite you to attend the Extraordinary General Meeting of Shareholders (“GM” or “General Meeting”), to be held on January 31st, 2019, at 15:00 p.m at the Company’s headquarters, located at Rodovia Enegenheiro Miguel Noel Nascentes Burnier, 1755 – Km 2,5, part , in the City of Campinas, State of São Paulo.

In the expectation that we will be able to count on your participation in the Assemblies, we hope that this Manual for Participation will contribute to the goal of facilitating your participation.

Sincerely,

Bo Wen

Chairman of the Board of Directors

Manual for the Extraordinary General Meeting

of January 31st, 2019

  Message from the CEO

Dear shareholder,

At the Extraordinary General Meeting (“GM” and “General Meeting”) of CPFL Energia SA ("Company"), scheduled for January 31st, 2019, in which we expect you to participate, an important matter will be discussed, such as the election of a new Board of Directors member.

In the expectation that we can count on your participation in the Meetings, we thank you for your confidence in the Company's Management.

Sincerely,

Andre Dorf

CEO

Manual for the Extraordinary General Meeting

of January 31st, 2019

  Guidelines for Participation in the Meeting

The shareholders may go to the headquarters of CPFL Energia S.A. (“CPFL Energia” or the “Company”) on the date of the Extraordinary General Meeting (“GM” or “General Meeting”) and cast their votes or, if they are unable to attend, they may appoint an attorney in fact, subject to the rules of representation described below.

3.1.     Shareholder in Attendance:

The shareholder that wishes to participate in the General Meeting shall be present a few minutes before the time mentioned in the Call Notice 15 p.m., with the following documents:

(i) individual	ID card with picture. Examples: RG, RNE, CNH or officially recognized professional class cards
(ii) legal entity
  ID card with picture of the legal representative(s) of the shareholder, certified copy of the latest consolidated Articles of Association and corporate documents granting powers of representation (minutes of the election of officers and/or power of attorney)

(iii) shareholder incorporated as an Investment Fund
  ID card with picture of the legal representative(s) of the administrator of the Investment Fund (or manager, as the case may be), certified copy of the latest consolidated regulation of the fund and of the Bylaws or Articles of Association of its administrator, in addition to the corporate documents granting powers of representation (minutes of the election of officers and/or power of attorney)

Manual for the Extraordinary General Meeting

of January 31st, 2019

3.2.     Shareholder Represented by an Attorney in Fact:

The shareholder that is unable to attend the Extraordinary General Meeting may be represented by an Attorney in Fact, whose powers of representation must have been assigned less than one (1) year before, pursuant to the provisions set forth in paragraph 1 of article 126 of Law No. 6.404/1976 (“Brazilian Corporation Law”).

With the exclusive purpose of protecting the interests of its shareholders, and in order to facilitate their representation in the Extraordinary General Meeting, CPFL Energia provides, as a suggestion, at the end of this item, a Form of Power of Attorney granting powers to an Attorney in Fact appointed by CPFL Energia, who may represent the shareholders, at no cost and in strict compliance with the powers granted to such Attorney in Fact.

The powers of attorney, pursuant to paragraph 1 of article 126 of the Corporation Law, can only be granted to parties that meet, at least, one of the following requirements: (i) be a shareholder or officer of the Company, (ii) be an attorney or (iii) be a financial institution. In the case of shareholders that are legal entities, pursuant to the standing adopted by the Full Session of CVM, during a meeting held on November 4, 2014 (Case CVM RJ2014/3578), the attorney in fact does not need to be (i) a shareholder or officer of the Company, (ii) attorney or (iii) financial institution.

The shareholder represented by a power of attorney shall follow the procedure described below:

Deadline for the submittal of the Representation Documents	By 15:00 p.m. on January 30th – article 11 of the Bylaws
Representation Documents

•         Power of attorney* and ID card with picture

•         Proof of ownership of the shares issued by CPFL Energia and

•         legal entity - Bylaws/Articles of Association and minutes of the election of those granting the Power of attorney

Place for Delivery of the Representation Documents	Rodovia Enegenheiro Miguel Noel Nascentes Burnier, 1755 – Km 2,5, part, in the City of Campinas, State of São Paulo. c/o Corporate Governance Office Bloco 6 – 2º andar

Manual for the Extraordinary General Meeting

of January 31st, 2019

* It is important to note that the powers of attorney granted abroad must be notarized by a Notary Public or Notary Public duly authorized for this purpose, legalized in a Brazilian consulate or apostilled, translated into Portuguese by a sworn translator and registered in the Register of Deeds and Documents, in accordance with current legislation.

Please note that the purpose of the request for early delivery of the power of attorney, by those shareholders who intend to be represented by a legally appointed Attorney in Fact, is to facilitate the preparation of the Extraordinary General Meeting, and that it does not represent an obstacle to their participation.

Manual for the Extraordinary General Meeting

of January 31st, 2019

•         Form of Power of Attorney

POWER OF ATTORNEY

By means of this instrument of power of attorney,

[SHAREHOLDER], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of Identification card RG No. [•], enrolled in CPF/MF under No. [•], resident and domiciled in the city of [•], State of [•], at Rua [•], [NUMBER], [COMPLEMENT], [CEP] (“Grantor”), or [SHAREHOLDER], enrolled in CNPJ/MF under No., [•], with headquarters in the city of [•], State of [•], at Rua [•], [NUMBER], [COMPLEMENT], [CEP], herein represented by its legal representative (“Grantor”), hereby appoints and constitutes as its attorney in fact Mrs. VALTER MATTA, Brazilian, single, lawyer register under Ordem dos Advogados do Brasil OAB/SP N. 96.865, bearer of RG n°11535819 SSP/SP, registered under CPF/MF N. 063.726.418-51, with business address at Rodovia Eng. Miguel Noel Nascentes Burnier, KM 2,5 - Campinas, SP (“Attorney in Fact”), to represent it in the capacity of shareholder of CPFL ENERGIA S.A. (“Company”), during the Extraordinary General Meeting to be held, at first call, on January 31st,2019, at 15:00 p.m., and, if a second call is necessary, on a date to be informed in due course, at the headquarters of the Company, located at Rodovia Eng. Miguel Noel Nascentes Burnier, KM 2,5 - Campinas, SP, with enough powers to examine, discuss, submit justifications and to vote on its behalf, in compliance with the guidance below, with respect to the matters included in the Agenda.

For the purposes of the granting of this power of attorney, the Attorney in Fact shall have limited powers to attend the Meeting and to cast a vote in compliance with the guidance provided to her, having no right or obligation to take any action other than those as may be necessary for the fulfillment of this power of attorney. The Attorney in Fact is hereby authorized to refrain from any resolution or matter with regard to which she has not received, at his discretion, sufficiently specific voting guidance.

Agenda:
a. To elect a new member of the Board of Directors
For ( )	Against ( )	Abstention ( )
Vote Justification:

Term of validity: one (1) month as of the date of execution hereof.
Campinas, [●] [●], 2019. Grantor By: [●] (certified signature) Position:[•]

Manual for the Extraordinary General Meeting

of January 31st, 2019

3.3.     Holders of ADRs

The financial institution that is the depositary of the American Depositary Receipts (“ADRs”) in the United States of America is Citibank, N.A. (“Citibank”).

Citibank shall send the proxy cards to the holders of the ADRs, so that they can exercise their voting rights, and shall be represented during the General Meeting by its representative in Brazil, Banco Bradesco S.A.

Any doubts about procedures, deadlines and matters submitted for deliberation can be clarified with the Investor Relations Department team through the following channels of communication:

email address: ri@cpfl.com.br

Phone: + 55 19 3756 6082

Manual for the Extraordinary General Meeting

of January 31st, 2019

  Call Notice

CPFL ENERGIA S.A.

Publicly-held Company

CNPJ/MF 02.429.144/0001-93 - NIRE 35.300.186.133

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The shareholders of CPFL Energia S.A. (“Company”) are hereby invited, pursuant to article 124 of Law N°. 6,404 of December 15th, 1976 (“Brazilian Corporation Law”), to attend the Extraordinary General Meeting (“GM”) to be held on January 31st, 2019, at 15:00 p.m., at the Company’s headquarters, located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755 – Km 2,5, part, in the City of Campinas, State of São Paulo, to consider and to vote on the following agenda:

I.            Extraordinary General Meeting:

a.    To elect a new member of the Board of Directors.

General Information:

   The shareholders of the Company may participate in the GM provided they are registered in the Register of Book–Entry Shares at Banco do Brasil S.A., Company’s registered agent, and to bring the following documents: (i) individuals - identification document with photo; (ii) legal entities - certified copy of the most recent Bylaws or consolidated Articles of Association and corporate documentation granting powers of representation (minutes of election of the executive officers and/or power of attorney), as well as identification document with photo of the legal representative(s); and (iii) for shareholders organized as Investment Funds - certified copy of the most recent consolidated regulations of the Fund and the Bylaws or Articles of Association of the fund administrator, and corporate documentation granting powers of representation (minutes of election of the directors and/or power of attorney), as well as identification document with photo of the legal representative(s).

2.    Any shareholder may appoint a proxy to attend the GM and to vote on their behalf. In the event of representation by proxy, the following documents must be presented: (i) proxy instrument granting special powers of representation at the GM; (ii) bylaws or articles of association and minutes of the election of managers, in case of legal entities; and (iii) identification document with photograph of the proxy.

Manual for the Extraordinary General Meeting

of January 31st, 2019

3.    The Company requests that all proxy granted in Brazil have the signature recognized by the registry office and that all those granted outside Brazil are notarized by a Public Notary duly authorized for this purpose and consularized in a Brazilian consulate or apostilled and translated to Portuguese by a certified translator and registered with the appropriate registry of titles and deeds, according to the legislation currently in force.

4.    Pursuant to article 126, paragraph 1 of the Brazilian Corporation Law, proxy instruments may only be granted to any person meeting at least one of the following requirements: (i) be a shareholder or manager of the Company, (ii) a lawyer, or (iii) a financial institution. For shareholders who are legal entities in accordance with the understanding of the Brazilian Securities Commission (“CVM”) Collegiate Body, issued in the meeting held on November 4th, 2014 (CVM Proceeding RJ2014/3578), there is no need for the proxy to be (i) a shareholder or senior manager of the Company, (ii) a lawyer, or (iii) a financial institution.

5.    To facilitate the GM proceedings, the Company requests shareholders to submit their proxy instruments and representation documents twenty-four (24) hours prior to the GM, as provided in the main section of article 11 of the Company’s Bylaws. Shareholders attending the GM with the required documents will be allowed to participate and to vote even if they had not submitted mentioned documents in advance.

6.    Under article 135, paragraph 3 of the Brazilian Corporation Law and in keeping with articles 6 et seq. of CVM Instruction No. 481, all documents pertaining to the matters to be considered and voted on at the GM are available to shareholders as from this date at the Company’s principal place of business, on its Investor Relations website (www.cpfl.com.br/ri), and on the websites of the CVM (www.cvm.gov.br), the B3 S.A. – Brazil, Stock Exchange, Counter (www.b3.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

Campinas, December 26th, 2018

Bo Wen

Chairman of the Board of Directors

Manual for the Extraordinary General Meeting

of January 31st, 2019

Although the first call to Meetings must be made by publicly held companies fifteen (15) days in advance, in accordance with current legislation, the Company must publish its Call Notices at least 30 days in advance, pursuant to the provisions set forth in Article 8 of CVM Instruction No. 559/15, ensuring sufficient time for the necessary procedures of manifestation of the holders of ADRs traded on the New York Stock Exchange ("NYSE").

Manual for the Extraordinary General Meeting

of January 31st, 2019

  Proposal by the Administration

Dear Sirs,

The Board of Directors of CPFL Energia S.A. (“CPFL Energia” or “Company”) submits to its shareholders analysis the Management Proposal (“Proposal”) on the matters to be resolved at the Extraordinary General Meeting (“GM” or “General Meeting”) to be held on January 31st, 2019, as follows:

I. To elect a new member of the Board of Directors

Due to the resignation of one of the members of the Board of Directors, Mr. André Dorf, in the Board of Directors’ Meeting held on December 18th, 2018, with effects as from January 31st, 2019, the Company’s Management proposes the general shareholders’ meeting to elect a new member for the fulfillment of the vacant position.

In this regard, the Company’s Management proposes the election of Mr. Gustavo Estrella for the vacant position, until the next election which will occur on the annual shareholders’ meeting that approves the accounts for the fiscal year which will end on December 31st, 2018.

Please note that the information required in article 10 of CVM Instruction 481, regarding the candidate nominated to compose the Board of Directors are in Annex I of the Proposal, also being available, from this date, at the headquarters (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. Securities and Exchange Commission Exchange Commission - SEC (www.sec.gov).

Manual for the Extraordinary General Meeting

of January 31st, 2019

6. Clarifications

All documents related to this proposal for resolution of the General Meeting are available at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. SEC (www.sec.gov).

In addition to the information contained in this Proposal and it Attachment, CPFL Energia shareholders may resolve any doubts by means of direct contact with the Investor Relations area, by electronic message (ri@cpfl.com.br) or by telephone (+ 55 19 3756 6082), who are ready to attend to all your needs immediately.

Yours faithfully,

Bo Wen

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 26, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.